January 8, 2015

VIA EDGAR

Ms. Cecilia D. Blye

Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

Washington, DC 20549-5546

RE:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 14, 2014
File No. 1-08974

Dear Ms. Blye:

We are writing in response to your letter dated December 15, 2014 setting forth comments on the above-referenced Form 10-K. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

•	Staff’s Comment: In your letters to us dated July 8, 2011 and August 5, 2011, you discussed contacts with Sudan and Syria. A March 2013 Aeolus Air customer success story on your website states that Aeolus Air’s A-320-200 aircraft is currently leased to Tarco Air, an airline that provides passenger flights in Sudan. In addition, Honeywell Security’s website lists Syria in its worldwide locations section; Controlead’s website states that it specializes in Honeywell products and services in the automation industry throughout the Syrian market and includes your logo; and we are aware of a 2012 article by a Honeywell Process Solutions Vice President which states that he is responsible for managing business growth in seven countries including Syria. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K.

Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since your 2011 letters, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products or services provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

Our Response:1

Honeywell International Inc. (“Honeywell” or “the Company”) is a diversified technology and manufacturing company, serving customers worldwide with aerospace products and services, control, sensing and security technologies for buildings, homes and industry, turbochargers, automotive products, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and energy efficient products and solutions for homes, business and transportation.

Honeywell has no employees, operations, subsidiaries, joint venture interests or other investments in Sudan or Syria.

We address each of your specific inquiries below.

Aeolus Air

Honeywell’s commercial arrangements with Aeolus Air did not relate to the Republic of Sudan (sometimes referred to as North Sudan). Rather, pursuant to our agreement with Aeolus Air, Honeywell provided a navigation database (NavDB) service for safety of flight to an Airbus 320 aircraft. NavDB is a compilation of current published navigational waypoint and air route data that is used for flight safety purposes. The data comprises publicly available information taken from a range of sources, including airports and national aviation authorities (such as the Federal Aviation Administration), and conforms to the Aeronautical Radio Incorporated Navigation System Data Base international standard known as “ARINC 424.”

The NavDB service has previously been reviewed by both the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) and confirmed by these agencies as exempt information not subject to the Export Administration Regulations, 15 C.F.R. Part 730 et seq. (“EAR”) and ruled as “publicly available” information. Accordingly, Honeywell’s provision of the NavDB service to Aeolus Air is permissible under U.S. law.

Honeywell has no contract, understanding or arrangement with Tarco Air.

Honeywell Security

The reference on Honeywell Security’s website to Syria is outdated and erroneous and has been removed.

1 We assume your references to “Sudan” mean the Republic of Sudan (sometimes referred to as North Sudan) and not the Republic of South Sudan.

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

Controlead

Controlead was a non-exclusive distributor of Honeywell Automation and Controls Solutions products in Syria. A non-U.S. subsidiary of Honeywell was selling a limited number of non-U.S. origin items to Controlead in Syria in late 2011 and early 2012. Honeywell’s non-U.S. subsidiaries ceased dealings with Controlead in February 2012. Honeywell has instructed Controlead to remove all references to Honeywell from its website and to cease and desist from representing itself in any context as a Honeywell authorized distributor in Syria.

Honeywell Process Solutions

According to our records, the Vice President cited in the article never visited nor did any business in Syria since at least June 2011.

Since 2011, the Honeywell products, services and process technology that have been sold or provided to customers in North Sudan and Syria consistent with the U.S. sanctions and export control laws were predominantly focused on safety and productivity. These products, services and process technology included:

•	Repair and overhaul of a U.S.-origin auxiliary power unit for a Syrian airline pursuant to a U.S. Department of Commerce export license issued in support of safety of flight.

•	Provision to Syria of non-U.S. origin fire and smoke detectors, fire detection and alarm systems, gas detection equipment, sensors for medical equipment, and process technology control systems, licenses and related engineering services by non-U.S. subsidiaries of Honeywell.

•	Provision by Honeywell’s non-U.S. subsidiary of satellite based asset tracking services and non-U.S. origin items to the United Nations World Food Programme in South Sudan which may also have involved the official UN activities in North Sudan.

2.	Staff’s Comment: Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Our Response: Below is a summary of Honeywell’s revenues from sales to Syria and to the United Nations in Sudan during the third and fourth quarters of 2011, as well as fiscal years 2012, 2013, and 2014. We also include the amount of such revenues as a percentage of Honeywell’s total revenue. By way of background, Honeywell’s total revenue earned during the relevant periods were approximately $18.9 billion in the third and fourth quarters of 2011; $37.7 billion in 2012; $39.1 billion in 2013; and $30.0 billion in the first three quarters of 2014.

Revenue by Period (in millions)

	Sudan	Syria
Third and Fourth Quarters of 2011	$0.820 (0.00%)	$2.520 (0.01%)
Fiscal Year 2012	$0.174 (0.00%)	$0.638 (0.00%)
Fiscal Year 2013	$0.178 (0.00%)	$0.212 (0.00%)
Fiscal Year 2014	$0.000 (0.00%)	$0.000 (0.00%)

Honeywell’s business activities with respect to Sudan and Syria, which are consistent with U.S. law, represent a de minimis amount, both on an absolute basis and as a percentage of our consolidated revenues. Moreover, we believe that we clearly address the risk of doing business outside of the U.S. in our Risk Factors disclosure which highlights that an increasing percentage of its sales and operations is in non-U.S. jurisdictions and, therefore, is subject to certain economic, political, regulatory and other risks, as follows:

“An increasing percentage of our sales and operations is in non-U.S. jurisdictions and is subject to the economic, political, regulatory and other risks of international operations.

Our international operations, including U.S. exports, comprise a growing proportion of our operating results. Our strategy calls for increasing sales to and operations in overseas markets, including developing markets such as China, India, the Middle East and other high growth regions.

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

In 2013, approximately 55 percent of our total sales (including products manufactured in the U.S. and sold outside the U.S. as well as products manufactured in international locations) were outside of the U.S. including approximately 29 percent in Europe and approximately 13 percent in Asia. Risks related to international operations include exchange control regulations, wage and price controls, employment regulations, foreign investment laws, import, export and other trade restrictions (such as embargoes), changes in regulations regarding transactions with state-owned enterprises, nationalization of private enterprises, government instability, acts of terrorism, and our ability to hire and maintain qualified staff and maintain the safety of our employees in these regions. We are also subject to U.S. laws prohibiting companies from doing business in certain countries, or restricting the type of business that may be conducted in these countries. The cost of compliance with increasingly complex and often conflicting regulations worldwide can also impair our flexibility in modifying product, marketing, pricing or other strategies for growing our businesses, as well as our ability to improve productivity and maintain acceptable operating margins.

With more than half of the Company’s sales generated internationally, global economic conditions can have a significant impact on our total sales. Uncertain global economic conditions arising from a tepid recovery in the Euro zone and varying rates of growth in emerging regions could reduce customer confidence that results in decreased demand for our products and services, disruption in payment patterns and higher default rates, a tightening of credit markets (see risk factor below regarding volatility of credit markets for further discussion) and increased risk regarding supplier performance. Volatility in exchange rates of emerging market currencies present uncertainties that complicate planning and could unexpectedly impact our profitability, presenting increased counterparty risk with respect to the financial institutions with whom we do business. While we employ comprehensive controls regarding global cash management to guard against cash or investment loss and to ensure our ability to fund our operations and commitments, a material disruption to the financial institutions with whom we transact business could expose Honeywell to financial loss.

Sales and purchases in currencies other than the U.S. dollar expose us to fluctuations in foreign currencies relative to the U.S. dollar and may adversely affect our results of operations. Currency fluctuations may affect product demand and prices we pay for materials, as a result, our operating margins may be negatively impacted. Fluctuations in exchange rates may give rise to translation gains or losses when financial statements of our non-U.S. businesses are translated into U.S. dollars. While we monitor our exchange rate exposures and seek to reduce the risk of volatility through hedging activities, such activities bear a financial cost and may not always be available to us or successful in significantly mitigating such volatility.”

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

We do not believe there is any qualitative basis for determining that business with North Sudan or Syria is or has been material. In addition to the de minimis nature of this business as described above and the absence of any operations or investments in those countries, Honeywell guards against risk to reputation and share value by maintaining robust and effective policies and procedures designed to ensure compliance with all laws applicable to doing business in these countries. These internal controls include:

•	A formal corporate policy governing adherence to all applicable sanctions and export control laws and regulations;

•	Extensive training on sanctions laws and export controls;

•	A robust integration process to ensure that newly acquired companies understand and comply with Honeywell’s policies and procedures;

•	Focused and extensive awareness training for the non-U.S. subsidiaries whose activities include conducting business with sanctioned countries;

•	Legal review to ensure proposed transactions comply with applicable export control and sanctions laws;

•	Dedicated non-U.S. compliance resources and/or outside counsel assigned to review proposed transactions to ensure compliance with Honeywell’s policies and procedures; and

•	Automated order management systems and other related information technology tools at key sites to help ensure that no unauthorized orders are accepted or shipments made to sanctioned countries.

In addition, we are not aware of any adverse investor sentiment expressed regarding business activities in these countries nor any inquiries or recent indications of divestment activity from state or municipal governments, universities or other investors.

3.	Staff’s Comment: Please tell us whether any of your contacts with Sudan or Syria involve products or technology that are dual use, or are listed on the Department of Commerce’s Commerce Control List.

Our response:

The Honeywell products, services and process technology that have been sold or provided to customers in Sudan and Syria are predominantly focused on safety and productivity. In fact, most of these items are non-U.S. items sold by Honeywell’s non-U.S. subsidiaries. As

Ms. Cecilia D. Blye

U.S. Securities and Exchange Commission

January 8, 2015

noted above, the NavDB product is not listed on the Department of Commerce’s Commerce Control List.

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Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that Staff comments or changes in disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filing and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 973-455-4768 if you have any questions or would like to discuss any aspect of this letter.

Sincerely,

/s/ Adam M. Matteo

Adam M. Matteo
Vice President, Corporate Controller